Exhibit 3.1

AMENDMENT

TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

CARTICA ACQUISITION CORP

[•], 2023

RESOLVED, as special resolutions, that:

(i) Article 163(a) of the Articles of the Company be deleted in its entirety and replaced as follows:

“In the event that the Company does not consummate an initial Business Combination within 27 months from the consummation of the IPO or such earlier date as determined by the board of Directors, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay income taxes, if any, (less up to $100,000 of interest to pay winding up and dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and.

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (a) and (b), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

(ii) Article 163(b) of the Articles of the Company be deleted in its entirety and replaced as follows:

“In the event that any amendment is made to the Articles:

(a) that would modify the substance or timing of the Company’s obligation to provide holders of our Class A Shares the right to have their shares redeemed in connection with our initial Business Combination or to redeem 100% of our Public Shares if the Company does not complete its initial Business Combination within 27 month period following the closing of the IPO or such earlier date as determined by the board of Directors, or such later time as the Members may approve in accordance with the Articles; or

(b) with respect to any other provision relating to the rights of holders of our Class A Shares or pre-initial business combination activity,

each holder of Public Shares shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay its income taxes, if any, divided by the number of Public Shares then in issue. Notwithstanding the foregoing, the Company shall not redeem Public Shares in connection with such amendment that would cause the Company’s net tangible assets (or the net tangible assets of any entity that succeeds the Company as a public company) to be less than US$5,000,001 following such redemptions either prior to or upon consummation of such redemption.

(iii) the definitions of Extension Period, First Termination Date, Lender, Second Termination Date, Termination Date and Third Termination Date in the Articles are deleted in their entirety.